MySkin, Inc.

March 5, 2013

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Amendment No. 4 to Form 10

Filed December 12, 2012

File No. 000-54582

Supplemental Response Letter

Dated January 15, 2013

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated January 25, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's January 25, 2013 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Form 10, filed on December 12, 2012

General

1. Based upon conversations with the staff it appears that the company is not operating in accordance with certain provisions of the Facilities and Management Services Agreement filed as exhibit 10.1. Please revise the disclosure to clearly disclose the actual business and operations of the company and the actual implementation of the agreement. In addition, based upon the actual operations of the company and the actual implementation of the Facilities Management Services Agreement, please explain why you believe this does not constitute the practice of medicine.

The Company currently complies with the provisions of the Facilities and Management Services Agreement filed as Exhibit 10.1.

Item 13. Financial Statements and Supplementary Data, page 30

December 31, 2011 and 2010 Financial Statements, page 30

Notes to Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 37

2. We note your response to comment three of our letter dated January 14, 2013. Please further explain to us why the facility and management services agreement requires two separate accounts (e.g. Management Account and Practice Account). Also tell us whether the Company currently maintains and designates a separate practice account and management account, and whether such accounts are used in the manner as set forth in the facility and management services agreement. To the extent that you do not currently maintain, designate and use these separate accounts, please explain to us why and tell us how this complies with the underlying agreement.

There currently two separate accounts as set forth in the management services agreement that is in compliance with the agreement. They are as follows:

The Company currently maintains a Management Account for the deposits and disbursement of funds of the Company under the Company’s EIN. The Company pays from the Management Account all costs and expenses reasonably related to the provision of any Management Services, including but not limited to office rent, utilities and other occupancy costs, compensation benefits and employment costs associated with all non-licensed personnel, general liability insurance, equipment lease and maintenance costs, advertising and promotion, support personnel and contracted consultants, office supplies, and all such other direct and indirect expenses reasonably incurred by Company respecting the provision of the Management Services for the Practice.

MTA maintains a Practice account which is opened in MTA’s name and EIN. All funds and revenues generated from the provision of Professional Services of the Practice are placed in this account and the account is used to make withdrawals and sign checks for disbursements for the purpose of making payment of any and all Practice Expenses, including disbursement to the Management Account. The Practice Account is used to pay all costs and expenses reasonably related to the Practice, including but not limited to compensation benefits and employment costs associated with all Licensed Personnel, professional liability insurance, medical supplies and all such other direct and indirect expenses reasonably incurred by MTA in the provision of Professional Services for the Practice.

3. Please supplementally provide us with copies of the patient consent forms for services performed by MTA. To the extent that MTA’s consent forms differ based on the type of service performed, please provide us with a copy of all forms used by MTA.

All consent forms are with with Maria Teresa Agner MD, Inc. dba MySkin Services, Inc.

4. We note the amounts presented as product revenue collected by MTA in the tables provided in response to comment two of our letter dated January 14, 2013. Please advise us of the following:

a. Explain to us the different types of items (e.g. medical product sales, non-medical product sales, medical supplies provided by or on behalf of the Doctor, etc.) that comprise the total product revenue recorded for each period presented.

Currently, the types of items sold are medical grade skin care products that comprise the total product revenue.

b. Separately quantify for us the total amount recorded in total product revenue for each different item, as applicable.

100% are medical product sales.

5. Based on your response to comment two of our letter dated January 14, 2013, it appears to us that your management fee is calculated as 40% of the gross profit presented in the tables provided. Please explain to us how this calculation of the management fee is in compliance with Exhibit A to your facilities and management services agreement. In this regard, it appears to us that Myskin’s management fee should only be comprised of the reimbursement of management expenses received from MTA and 40% of MTA’s gross collected revenues, which per Exhibit A only consist of sums collected from professional services performed and medical supplies provided by or on behalf of doctor in the practice. Please explain why it appears your current presentation is not consistent with this requirement as the management fee is calculated as 40% of gross profit; where gross profit equals the sum of service revenue and product revenue less cost of goods sold related to product sales and materials used in services.

As per the Exhibit “A” in order to properly reflect the adequacy of compensation payable for the range of services provided by Company, it is mutually agreed that the Management Fee shall be reviewed for possible renegotiation at least annually. Both parties believed that Cost of Goods sold should be subtracted from total revenue to arrive at Gross Collected Revenue.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of January 25, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  March 5, 2013                                                             My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President